# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beyond Air, Inc., CIK 0001641631
CUSIP: 08862L103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 900 Stewart Avenue, Suite 301, Garden City, New York (NY), 11530
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001218710

## Reporting persons
- Balyasny Asset Management L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 12,290,913; shared voting power 0; sole dispositive power 12,290,913; shared dispositive power 0; aggregate amount beneficially owned 12,290,913 (9.99% of the class)
- BAM GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 12,290,913; shared voting power 0; sole dispositive power 12,290,913; shared dispositive power 0; aggregate amount beneficially owned 12,290,913 (9.99% of the class)
- Balyasny Asset Management Holdings LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 12,290,913; shared voting power 0; sole dispositive power 12,290,913; shared dispositive power 0; aggregate amount beneficially owned 12,290,913 (9.99% of the class)
- Dames GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 12,290,913; shared voting power 0; sole dispositive power 12,290,913; shared dispositive power 0; aggregate amount beneficially owned 12,290,913 (9.99% of the class)
- Dmitry Balyasny: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 12,290,913; shared voting power 0; sole dispositive power 12,290,913; shared dispositive power 0; aggregate amount beneficially owned 12,290,913 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Beyond Air, Inc.
Address of issuer's principal executive offices: 900 STEWART AVENUE, SUITE 301, GARDEN CITY, NY, 11530, UNITED STATES

## Item 2. Person Filing
Name of person filing: This statement is being filed by (1) Balyasny Asset Management L.P., a Delaware limited partnership ("BAM"), (2) BAM GP LLC, a Delaware limited liability company ("BAM GP"), (3) Balyasny Asset Management Holdings LP, a Delaware limited partnership ("BAM Holdings"), (4) Dames GP LLC, a Delaware limited liability company ("Dames"), and (5) Dmitry Balyasny, a United States citizen (collectively, the "Reporting Persons"). BAM GP is the General Partner of BAM. BAM Holdings is the Sole Member of BAM GP. Dames is the General Partner of BAM Holdings. Dmitry Balyasny is the Managing Member of Dames.
Address of principal business office or, if none, residence: The principal business address of each of BAM, BAM GP, BAM Holdings, Dames, and Mr. Balyasny is located at 444 West Lake Street, 50th Floor, Chicago, IL 60606.
Citizenship: (1) BAM is a Delaware limited partnership, (2) BAM GP is a Delaware limited liability company, (3) BAM Holdings is a Delaware limited partnership, (4) Dames is a Delaware limited liability company, and (5) Mr. Balyasny is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: By virtue of its position as the investment manager of Atlas Diversified Master Fund, Ltd. ("ADMF"), the direct holder of the 12,290,913 shares (including 8,956,504 shares of Common Stock issuable upon exercise of Warrants) of common stock, par value $0.0001 per share ("Shares"), reported herein, BAM may be deemed to exercise voting and investment power over such Shares held by ADMF and thus may be deemed to beneficially own such Shares. By virtue of its position as the General Partner of BAM, BAM GP may be deemed to exercise voting and investment power over the Shares held directly by ADMF and thus may be deemed to beneficially own such Shares. By virtue of its position as the Sole Member of BAM GP, BAM Holdings may be deemed to exercise voting and investment power over the Shares held directly by ADMF and thus may be deemed to beneficially own such Shares. By virtue of its position as the General Partner of BAM Holdings, Dames may be deemed to exercise voting and investment power over the Shares held directly by ADMF and thus may be deemed to beneficially own such Shares. By virtue of his position as the Managing Member of Dames, Mr. Balyasny may be deemed to exercise voting and investment power over the Shares held directly by ADMF and thus may be deemed to beneficially own such Shares.
Percent of class:
Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 9.99% of the Shares, calculated based on 88,278,647 Shares outstanding as of February 10, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 10, 2025 and assumes the exercise of certain pre-funded warrants and common warrants (the "Warrants") to purchase Common Stock of the Company held by Reporting Persons up to the 9.99% Blocker (as defined below).

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise any of the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Common Stock (the "9.99% Blocker") and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of such Warrants due to the 9.99% Blocker.
Sole power to vote or to direct the vote: Each of the Reporting Persons has the sole power to dispose or to direct the disposition of 12,290,913 Shares (including 8,956,504 shares of Common Stock issuable upon exercise of Warrants).
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Each of the Reporting Persons has the sole power to dispose or to direct the disposition of 12,290,913 Shares (including 8,956,504 shares of Common Stock issuable upon exercise of Warrants).
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: ADMF, a Cayman Islands exempted company that is an investment management client of BAM, has the right to receive dividends from, or the proceeds from the sale of, the reported securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Balyasny Asset Management L.P.: /s/ Scott Schroeder, Scott Schroeder / Authorized Signatory (05/07/2025)
- BAM GP LLC: /s/ Scott Schroeder, Scott Schroeder / Authorized Signatory (05/07/2025)
- Balyasny Asset Management Holdings LP: /s/ Scott Schroeder, Scott Schroeder / Authorized Signatory (05/07/2025)
- Dames GP LLC: /s/ Scott Schroeder, Scott Schroeder / Authorized Signatory (05/07/2025)
- Dmitry Balyasny: /s/ Dmitry Balyasny, Dmitry Balyasny / Self (05/07/2025)